

16014978

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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46964 OMB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Woodcliff Drive
(No. and Street)

FAIRPORT	NY	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIZZO DIGIACCO HERN & BANIEWICZ CPA'S, PLLC
(Name – *if individual, state last, first, middle name*)

69B MONROE AVENUE	Pittsford	NY	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Bach-Fink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Financial Group, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 2018

Notary Public

Signature

President / CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

-WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

FINANCIAL STATEMENTS
AT
MARCH 31, 2016


Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

We have audited the accompanying statement of financial condition of Wall Street Financial Group, Inc. (a New York State Corporation) as of March 31, 2016, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of Wall Street Financial Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including the Statement of Net Capital Computation, Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 with the Corresponding Computation in Part II of the Unaudited Form X-17a5, and other information, in the accompanying exhibits has been subjected to audit procedures performed in conjunction with the audit of Wall Street Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Wall Street Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rizzo DiGiacco Hern & Baniewicz CPAs

Pittsford, New York

May 24, 2016

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF FINANCIAL CONDITION

March 31,	2016
ASSETS	
Current Assets	
Cash and Cash Equivalents	$ 329,708
Firm Accounts	447,631
Commissions Receivable	190,260
Prepaid Insurance	158,290
Prepaid Income Taxes	13,928
Total Current Assets	1,139,817
Property and Equipment - Net of Accumulated Depreciation	13,722
Total Assets	$ 1,153,539
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Commissions Payable	$ 337,316
Accounts Payable and Accrued Expenses	217,258
Total Current Liabilities	554,574
Stockholders' Equity	
Common Stock - No Par; 200 Shares Authorized, 110 Shares Issued and Outstanding	16,000
Additional Paid in Capital	193,692
Retained Earnings	389,273
Total Stockholders' Equity	598,965
Total Liabilities and Stockholders' Equity	$ 1,153,539

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF INCOME

Year Ended March 31,	2016
Revenues	
Commission Income	$ 13,896,728
Licensing Fees	141,912
Financial Planning Income	33,022
Interest Income	462
Other Revenue	746,385
Total Revenues	14,818,509
Expenses	
Commission Expense	12,370,013
Employee Compensation and Benefits	1,139,220
Regulatory Fees, Legal and Accounting, and Other Related Expenses	518,641
Communications and Data Processing	212,147
Occupancy	98,403
Other Expenses	334,966
Total Expenses	14,673,390
Income Before Provision for Income Taxes	145,119
Provision for Income Taxes	44,110
Net Income	$ 101,009

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance - April 1, 2015	**110**	**$ 16,000**	**$ 193,692**	**$ 288,264**	**$ 497,956**
Net Income	—	—	—	101 009	101,009
Balance - March 31, 2016	**110**	**16,000**	**193,692**	**389,273**	**598,965**

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CASH FLOWS

Year Ended March 31,	2016
Cash Flows from Operating Activities	
Net Income	$ 101,009
Adjustments	
Depreciation	5,686
Changes	
Commissions Receivable	241,126
Prepaid Insurance	(20,565)
Prepaid Income Taxes	(13,928)
Commissions Payable	(219,417)
Accounts Payable and Accrued Expenses	1,970
Income Taxes Payable	(58,755)
Cash Flows From Operating Activities	37,126
Cash Flows from Investing Activities	
Capital Expenditures on Property and Equipment	(8,545)
Cash Flows from Financing Activities	—
Net Change in Cash and Cash Equivalents and Firm Accounts	28,581
Cash and Cash Equivalents and Firm Accounts - Beginning of Year	748,758
Cash and Cash Equivalents and Firm Accounts - End of Year	$ 777,339
Cash Paid During the Year for:	
Income Taxes	$ 116,793

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended March 31,		**2016**
Balance - Beginning of Year	**$**	—
Increases		—
Decreases		—
Balance - End of Year	**$**	—

The accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies

Nature of Business
Wall Street Financial Group, Inc. was incorporated in the State of New York on April 8, 1992. The Company is a broker/dealer registered with the Securities Exchange Commission (SEC) and specializes in financial planning. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in all states. The Company is an "introducing broker" and earns commissions on the buying and selling of financial instruments. The Company's customers are located throughout the United States.

Basis of Accounting
The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred. Financial statements are prepared in accordance with generally accepted accounting principles and the AICPA Industry Audit and Accounting Guide, *Brokers and Dealers in Securities.*

Cash and Cash Equivalents
Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Firm Accounts
Firm accounts represent cash and cash equivalents segregated in various brokerage accounts.

At March 31, 2016, the Company had a cash account with a security firm that includes a required reserve account totaling $75,000.

Commissions Receivable
The Company has commissions receivable that arise from the buying and selling of financial instruments for its clients. The Company has not recorded an allowance for commissions receivable since, in the opinion of management, such amounts are fully collectible. Losses from uncollectible commissions receivable are recorded when management deems they are uncollectible, greater than 30 days outstanding.

Property and Equipment
Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for using the straight-line method over the following estimated useful lives:

Furniture and Fixtures	5 - 10 Years
Office Equipment	5 - 7 Years

- continued –

Note A - Summary of Significant Accounting Policies – continued

Commission Revenue and Expenses
The Company's fee for executing a trade is reported as commission revenue on a trade date basis. Commissions earned but not received are accrued on the trade date. Commission expense represents the portion of the trade paid to the registered representative and is accrued on the trade date.

Income Taxes
The Company is a "C" corporation for both Federal and New York State income tax reporting purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. As of March 31, 2016, there were no deferred tax assets or liabilities. The Company follows the provisions of ACS Topic 740, *Accounting for Uncertainty in Income Taxes.* As of March 31, 2016, the Company has not recorded any provisions for uncertain tax positions. By statute, tax years 2013 – 2015 remain open to examinations by the major taxing jurisdictions to which the Company is subject.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair Value Measurement
The Company follows the provisions of ASC Topic 820-10, *Fair Value Measurements.* ASC Topic 820-10 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

- Level 1 – Valuations based on quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

  All of the Company's firm accounts are valued utilizing level 1 inputs.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

  The Company has no assets or liabilities that are valued utilizing level 2 inputs.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

  The Company has no assets or liabilities that are valued utilizing level 3 inputs.

Note B - Property and Equipment

Property and equipment consisted of the following:

March 31,	2016
Furniture and Fixtures	$ 38,944
Office Equipment	156,517
	$ 195,461
Less: Accumulated Depreciation	181,739
Net Property and Equipment	$ 13,722

Depreciation expense for the year ended March 31, 2016 was $5,686.

Note C - Operating Leases

The Company leases office space at 255 Woodcliff Drive in Fairport, New York. The lease required monthly payments of $7,720 plus taxes for a term of 72 months, expiring in November, 2014. A lease amendment was entered into on September 24, 2014, extending the lease through November 2016. The amendment requires monthly payments of $7,831 from December 2014 through November 2015, increasing to $7,941 from December 2015 through November 2016.

The future minimum lease payments for the years succeeding March 31, 2016 are as follows:

2017	Total
$63,528	$63,528

Rent expense for the year ended March 31, 2016 was $98,403.

Note D - Net Capital

The Company is required to maintain a minimum net capital balance in accordance with the rules of the Securities and Exchange Commission. Additionally, the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2016, the Company's excess net capital, computed in accordance with the rules, amounted to $354,245 and its ratio of aggregate indebtedness to net capital was 1.42 to 1.

Note E - Retirement Plan

The Company sponsors the WSFG 401(K) Saving Plan (the Plan). Employees whom have attained age 18 are eligible to participate in the Plan. Under the terms of the Plan, the Company may make matching and profit sharing contributions on a discretionary basis. During 2016, the Company matched 50% of employee contributions, up to a maximum of 4%. Employer contributions to the Plan totaled $17,730 during the year ended March 31, 2016.

Note F – Income Taxes

The income tax provision consisted of the following:

March 31,	2016
Current -	
Federal	$ 36,461
State	7,649
	44,110
Deferred	—
Total	$ 44,110

Note G – Subsequent Events

The Company has evaluated events and transactions that occurred between April 1, 2016 and May 24, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Effective April 29, 2016, the Company entered into an asset purchase agreement with an unrelated entity. In connection with the purchase agreement, all client brokerage accounts and records of the Company will be acquired by the unrelated entity. The Company will retain its cash and bank deposits, contracts, trademarks, licenses and property and equipment. The agreement is subject to approval of FINRA prior to becoming final. The purchase price payable by the Company for the sale of its client accounts and records will be determined at the closing, and is based on the revenue generated by the Company's representatives both prior to and post-closing.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

STATEMENT OF NET CAPITAL COMPUTATION

For the Year Ended March 31,		2016
Total Assets	$	1,153,539
Less: Liabilities		(554,574)
Net Worth Before Deductions		598,965
Deductions and/or Charges to Net Worth:		
Total Error & Omission Deductibles		—
Total Non-Allowable Assets		200,312
Deferred Tax Provisions		—
Total Deductions and/or Charges to Net Worth		200,312
Net Capital Before Haircuts		398,653
Haircuts:		
2% Money Market E & O		2,387
2% Money Market Savings		5,031
Total Haircuts		7,418
Net Capital	$	391,235
Minimum Net Capital Required		
6-2/3% of Aggregate Indebtedness of $554,574	$	36,990
Statutory Required Minimum Net Capital	$	5,000
Excess Net Capital		
Net Capital, Per Above	$	391,235
Minimum Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or Statutory Minimum)		36,990
Excess Net Capital	$	354,245
Excess Net Capital at 1000%		
($391,235 Less 10% of $554,574)	$	335,778
Computation of Aggregate Indebtedness		
Percentage of Aggregate Indebtedness to		
Net Capital $554,574 / $391,235		142%

The accompanying notes are an integral part of this supplementary information.

WALL STREET FINANCIAL GROUP, INC.
Fairport, New York

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH THE CORRESPONDING COMPUTATION IN PART II OF THE UNAUDITED FORM X-17a5 FOR THE YEAR ENDED MARCH 31, 2016

Unaudited Capital Computation	$	391,235
Regulatory Fees, Legal and Accounting, and Other Related Expenses		—
Commission Expense		—
Audited Capital Computation	**$**	**391,235**

The accompanying notes are an integral part of this supplementary information.

OTHER INFORMATION
FOR THE YEAR ENDED MARCH 31, 2016

Computation for determination of reserve requirements

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of March 31, 2016.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2016, which were agreed to by Wall Street Financial Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wall Street Financial Group's compliance with the applicable instructions of Form SIPC-7. Wall Street Financial Group's management is responsible for Wall Street Financial Group's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rizzo DiGiacco Hern & Baniewicz CPAs

Rizzo, DiGiacco, Hern & Baniewicz, CPAs, PLLC

Pittsford, NY

May 24, 2016

Rizzo, DiGiacco, Hern & Baniewicz CPAs
Village Green Office Park • 69B Monroe Ave • Pittsford, NY 14534 • Tel 585.662.5046 • Fax 585.66[illegible]
www.rizzodigiacco.com

WALL STREET FINANCIAL GROUP, INC.
FAIRPORT, NEW YORK

SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)) TO
THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED MARCH 31, 2016

Total revenue	$ 14,818,509
Additions:	-
Total additions	-
Deductions:	
Revenue from distribution of shares of a registered open end investment company and insurance commissions	8,610,943
Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions	293,263
Net loss from securities in investment accounts	143
Direct expense of printing, advertising and legal fees	355,969
Other revenue not related either directly of indirectly to the securities business	445,321
Total deductions	9,705,639
SIPC net operating revenues	$ 5,112,870
General assessment at .0025	$ 12,782
Payments made:	
October 22, 2015	$ 6,302
April 29, 2016	6,480
Total payments made	12,782
Assessment balance due	-
Plus interest on late payments	-
Assessment balance due	$ -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wall Street Financial Group, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wall Street Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wall Street Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 ((2)(ii)) (the "exemption provisions") and (2) Wall Street Financial Group, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Wall Street Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rizzo DiGiacco Hern Baniewicz CPA

Rizzo, DiGiacco, Hern & Baniewicz, CPAs, PLLC

Pittsford, NY

May 24, 2016



Wall Street Financial Group, Inc (the "Company") is a registered broker-dealer, subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c-3 under the following provision of 17 C.F.R. § 240.15c3-3(k) (2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) for the period April 1, 2015 through March 31, 2016 without exception.

Wall Street Financial Group, Inc.
Wall Street Financial Group, Inc

I, Victoria Bach-Fink swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President / CEO

Date: 5/3/16

Member: Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SIPC)
255 Woodcliff Drive, Fairport, NY 14450
585.267.8000 1.800.836.4652 fax 585.267.8001
www.wsfg.com

Rizzo, DiGiacco, Hern & Baniewicz
CERTIFIED PUBLIC ACCOUNTANTS

May 24, 2016

To the Stockholders and Board of
Directors of Wall Street Financial Group, Inc.:

In connection with our audit of the financial statements and supplemental information of Wall Street Financial Group, Inc. for the year ended March 31, 2016 we have issued our report thereon dated May 24, 2016. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2016. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Wall Street Financial Group, Inc. in its 2016 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates for the year ended March 31, 2016.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. See Footnote G for explanation of a significant unusual transaction occurring subsequent to year end.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial and to communicate accumulated misstatements to management. Management is in agreement with the misstatements we have identified, and they have been corrected in the Company's financial statements. The attached schedule summarizes the corrected misstatements, other than those that are clearly trivial, that, in our judgement, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental information that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors, stockholders and management of Wall Street Financial Group, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rizzo DiGiacco Hern & Baniewicz CPA's

Rizzo, DiGiacco, Hern & Baniewicz, CPA's, PLLC

WALL STREET FINANCIAL GROUP, INC.
SUMMARY OF AUDIT ADJUSTMENTS
MARCH 31, 2016

Exhibit

Net income - unadjusted	$	56,350
Audit adjustments:		
To adjust tax accrual to actual		13,928
To adjust prepaid E&O insurance to actual		30,731
Total audit adjustments		44,659
Net income - adjusted	$	101,009